June 24, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied UV, Inc.
Draft Registration Statement on Form S-1
Submitted May 13, 2020
CIK No. 0001811109

Dear Staff:

On behalf of Applied UV, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 9, 2020 with respect to the draft Registration Statement on Form S-1 (the “Draft Form S-1”) submitted on May 13, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Draft Form S-1 (the “Draft Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Risk Factors

Risks Relating to Ownership of Our Securities.

Max Munn, our President and a director of the Company beneficially owns approximately 99% of our capital stock.

1. We note your disclosure that Max Munn will control 93% of the outstanding shares of common stock after the offering. Please revise to include this information on the cover page, indicate whether you will be a controlled company under the Nasdaq listing requirements, and if so, state whether you intend to rely on the controlled company exemptions of the Nasdaq listing rules.

The Company has disclosed on the cover page that after the offering it will be a “controlled company” under the Nasdaq listing rules. The Company does not intend at this time to rely on any controlled company exemption and in accordance with the Nasdaq listing rules the Company will disclose any future reliance on such exemption.

Manhattan Office: 55 West 39th Street, 18th Floor, New York, NY 10018

New York City  |  New Jersey  |  Long Island  |  Beverly Hills

Website: www.cmfllp.com

Our certificate of incorporation will designate specific courts..., page 29

2. We note your disclosure that your certificate of incorporation identifies the federal district courts of the United States of America as the exclusive forum for causes of action arising under the Securities Act. This provision does not appear to be reflected in your certificate of incorporation. Please advise. Please ensure that the scope of your exclusive forum provision is reflected on page 61.

The Company has revised the risk factor on page 29 to be consistent with the exclusive forum provision in the Company’s Amended and Restated Certificate of Incorporation. The scope of the exclusive forum provision was accurately described under the caption “Description of Securities—Exclusive Forum" on page 60.

Dilution, page 33

3. It appears that your disclosure in this section may not include recent share issuances, including, for example, issuances to Carmel, Milazzo & Feil LLP. Please revise to provide the book value per share before and after the distribution. Refer to Item 506 of Regulation S-K.

The Company has revised the disclosure under the caption “Dilution” on page 33 to reflect all recent share issuances.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

4. Please expand your narrative to state, if true, that net sales for all periods presented were generated entirely from your Munn Works subsidiary

The Company has expanded its narrative under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018 in the first paragraph beneath the table on page 35 to state:

“All net sales for all periods presented were generated entirely from its Munn Works subsidiary.”

5. Please revise your MD&A to discuss the major components and cost drivers of your cost of sales

The Company has revised its disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018 in the second paragraph beneath the table on page 35 to state:

“Major components and cost drivers of our cost of sales is influenced by the cost of materials, freight, overhead, and labor costs.”

Liquidity and Capital Resources, page 36

6. Please revise your registration statement to provide a table of contractual obligations as required by Item 303(a)(5) of Regulation S-K.

The Company has added the requested table under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations on page 36.

Business, page 41

7. Please disclose the total number of employees, including executive officers, and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K

The Company has added the requested disclosure in the second paragraph under the caption “Business—Corporate History” on page 41.

8. We note your disclosure that international sales may comprise a significant portion of SteriLumen’s revenue. We also note your disclosure that you recently sold units to customers in Saudia Arabia. Please disclose the international markets that you intend to target. Please also disclose any regulatory requirements related to the sale of your products in such jurisdictions

The Company has added disclosure in the third paragraph under the caption “Business—SteriLumen—Business Overview” on page 42 that the international markets it intends to target are in the Gulf Co-operation Council countries, China and Japan. The Company is not aware of any regulatory requirements related to the sale of its products in those jurisdictions.

9. Please provide disclosures required by Items 101(h)(viii) and and (ix) of Regulation S-K.

The Company is not aware of the need for governmental approval of any of its principal products and services. The Company discloses that it has received confirmation from the U.S. Food & Drug Administration that the Company is not required to comply with the requirements of the Federal Food, Drug, and Cosmetic Act on page 42 in the first paragraph under the caption “Business—SteriLumen—Business Overview.”

Property, page 52

10. We note your disclosure on page 13 that you internally manufacture all of Munn Works’ products that are manufactured domestically. Please disclose the location of your manufacturing facilities.

The Company has added the requested disclosure in the fourth sentence of the first paragraph under the caption “Business—Munn Works” on page 52.

Management, page 53

11. Please revise to include Ross Carmel as a director of the company, or explain why you have not included him in this section. We note that you state on page 54 that you have five directors, and that you name him as a board member in Note 8 of page F-16. If Mr. Carmel is no longer a board member, as indicated on page 59, please tell us whether the Option Agreement filed as Exhibit 10.7 is still in effect.

Ross Carmel resigned as a director of the Company on May 1, 2020. The disclosure on page 54 of the Draft S-1 relates to a board action that occurred in February 2020 while Mr. Carmel was still a director. Note 8 has been revised to state that Mr. Carmel is a former board member. Mr. Carmel resigned prior to any of his options vesting and therefore the Option Agreement is no longer in effect and will be removed as an exhibit in the Draft S-1/A.

Certain Relationships and Related Party Transactions, page 59

12. Please revise your disclosure to provide the dollar value of the shares issued to Carmel, Milazzo & Feil LLP. We note that you state in Note 8 of page F-16 that the shares have been recorded as a liability to be settled in stock for an amount of $250,062. In addition, please update your disclosure to include the additional one percent that was due upon the filing of the Form S-1, if applicable.

The Company has revised the disclosure under the caption “Certain Related Party Transactions” on page 58 to increase the liability from $250,062 to $507,805. The disclosure now states:

“In February of 2019, the Company engaged Carmel, Milazzo & Feil LLP to represent and assist the company with all general corporate legal matters including this offering of the Company’s common stock. Ross Carmel, a former board member of Applied UV, is a partner at Carmel, Milazzo & Feil LLP. As partial compensation for its legal services, Carmel, Milazzo & Feil LLP will receive three percent of the outstanding shares of the Company’s common stock, including the shares issued in this offering and the shares issued to Carmel, Milazzo & Feil LLP. As of June 19, 2020, Carmel, Milazzo & Feil LLP, has been issued 102,066 shares of the Company’s common stock. Carmel, Milazzo & Feil LLP will receive an additional 51,034 upon the effectiveness of the registration statement for this offering and an additional 32,506 shares (37,145 shares if the underwriters exercise their option to purchase additional shares in full) on the closing date of the offering. As of March 31, 2020, the Company has recorded a liability to be settled in stock for an amount of $507,805, which does not include the shares to be issued at the closing of the offering.”

Consolidated Financial Statements, page 67

13. Please revise your registration statement to provide updated interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

The Company has included updated interim financial statements in the Draft S-1/A.

14. You state in your registration statement that SteriLumen has been focused on research and development since its inception. In this regard, please disclose your accounting policy for research and development costs. Please refer to ASC 235-10-50 for guidance. Additionally, please disclose total research and development expenses for each period presented as provided in ASC 730-10-50-

The Company’s consolidated financial statements have been revised on page F-12 to include the following:

“The Company accounts for research and development costs in accordance with Accounting Standards Codification subtopic 730-10, Research and Development (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. The Company did not incur any research and development expenses during the years ended December 31, 2019 and 2018.”

15. Based upon the disclosures in your registration statement, it appears that SteriLumen and Munn Works may be distinct operating segments. Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, or otherwise explain why segment disclosures are not necessary.

The Company’s consolidated financial statements have been revised on pages F-23 and F-24 to include the following:

“FASB Codification Topic 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. The Company has two reportable segments: the design, manufacture, assembly and distribution of automated disinfecting mirror systems for use in hospitals and other healthcare facilities (disinfectant mirror segment) and the manufacture of fine mirrors specifically for the hospitality industry (hospitality segment). The segments are determined based on several factors, including the nature of products and services, the nature of production processes, customer base, delivery channels and similar economic characteristics.

An operating segment’s performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net sales less cost of sales, and segment selling, general and administrative expenses, and does not include amortization of intangibles, stock-based compensation, other charges (income), net and interest and other, net.

All net sales, cost of goods sold, and other income (expense) was generated or incurred from the hospitality segment of our business. For the years ended December 31, 2019 and 2018, the hospitality segment of our business incurred $1,860,422 and $1,857,240, respectively, of selling, general and administrative expenses For the years ended December 31, 2019 and 2018, the disinfectant mirror segment of our business incurred $55,963 and $55,861, respectively, of selling, general and administrative expenses.

As of December 31, 2019 and 2018, total assets from the hospitality segment of our business amounted to $4,706,535 and $3,090,548, respectively. As of December 31, 2019 and 2018, total assets from the disinfectant mirror segment of our business amounted to $62,852 and $21,434, respectively.

As of December 31, 2019 and 2018, total liabilities from the hospitality segment of our business amounted to $3,347,120 and $4,471,181, respectively. As of December 31, 2019 and 2018, total liabilities from the disinfectant mirror segment of our business amounted to $37,477 and $57,417, respectively.

Note 1 – Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-7

16. For each period presented, please tell us and disclose the amount of your net sales that were recognized at a point in time and the amount that were recognized over time.

The Company disclosed the following in the audited and interim financial statements:

For the year ended December 31, 2019, the Company generated revenues of $6,628,792 at a point in time and $2,700,928 over time.

For the year ended December 31, 2018, the Company generated revenues of $5,815,970 at a point in time and $1,740,474 over time.

For the three months ended March 31, 2020, the Company generated revenues of $892,236 at a point in time and $636,164 over time.

For the three months ended March 31, 2019, the Company generated revenues of $542,812 at a point in time and $917,925 over time.

Note 6 – Loans Payable, page F-14

17. We note that you are required to provide Seagrace Partners with 40,000 shares of your common stock as part of your settlement agreement. Please tell us if and how you have accounted for this liability in your financial statements.

The Company has recorded a liability of $85,000 in its financial statements with regard to the shares owed to Seagrace Partners.

18. Your disclosure indicates that an aggregate of $126,860 was recognized as a gain in 2019 due to settlement of your loans payable upon emergence from bankruptcy. Please reconcile this amount with your disclosure in Note 12 where you refer to a total net gain from the settlement of debt in the amount of $57,640.

The Company recorded a gain from its settlement with On-Deck Capital of $11,250 and a gain from its Chapter 11 Bankruptcy case of $81,000, which was $92,250 in total. This amount is reduced by its recorded loss from its settlement with Seagrace Partners of $34,610, which then equals a net gain of $57,640.

The Company has revised the disclosure in Note 12 on page F-22 to state:

“…the Company recorded a total net gain from settlement of debt and gains from its Chapter 11 Bankruptcy case in the amount of $57,640.”

Note 9 – Leasing Arrangements, page F-16

19. Please expand your footnote to provide the disclosures required by ASC 842-20-50-4, as applicable, for each income statement period presented.

Note 9 – Leasing Arrangements to the Company’s consolidated financial statements on page F-19 has been revised to state:

“Consistent with ASC 842-20-50-4, the Company calculated its total lease cost based solely on its monthly rent obligation. The Company had no cash flows arising from its lease, no finance lease cost, short term lease cost, or variable lease costs. Our lease does not produce any sublease income, or any net gain or loss recognized from sale and leaseback transactions. As a result, the Company did not need to segregate amounts between finance and operating leases for cash paid for amounts included in the measurement of lease liabilities, segregated between operating and financing cash flows; supplemental non-cash information on lease liabilities arising from obtaining right-of-use assets; weighted-average calculations for the remaining lease term; or the weighted-average discount rate.”

Note 10 - Costs and Estimated Earnings on Contracts in Progress, page F-17

20. Please tell us how the balances of your deferred revenue at December 31, 2019 and December 31, 2018 reconcile to the amounts presented on your consolidated balance sheets at the respective dates.

Deferred revenue is comprised of; revenue generated from the Mount Vernon facility (Deferred Revenue Balance of $949,790 and $514,280 as of December 31, 2019 and 2018, respectively), revenue generated where a third party vendor completed the manufacturing (Deferred Revenue Balance of $363,941 and $206,337 as of December 31, 2019 and 2018, respectively), and there are times that we bill upfront where no work is performed until 30 to 60 days after the deposit is received from our customer. Accordingly, no revenue is recognized and the amounts are deferred. As of December 31, 2019 and 2018, deferred revenue balances related to these invoices were $37,029 and $459,543, respectively.

December 31, 2019- $949,790+$363,941+$37,029= $1,245,301 which agrees to the consolidated balance sheet.

December 31, 2018- $514,280+$206,337+$459,543= $1,180,160 which agrees to the consolidated balance sheet.

As mentioned in Note 1 of the financial statements, for projects, that are completed within our own facility (Mount Vernon facility), we design, manufacture and sell custom mirrors for hotels and hospitals through contractual agreements. These sales require us to deliver our products within three to six months from commencement of order acceptance. We recognize revenue over time by using the input method based on costs incurred as it depicts our progress toward satisfaction of the performance obligation. Note 10 reflects costs and estimated earnings on contracts in progress for revenue generated in the Mount Vernon Facility.

21. Please disclose the amount of revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period pursuant to ASC 606-10-50- 8b.

Note 1 – Revenue and Cost Recognition to the Company’s consolidated financial statements has been revised as follows:

The last sentence of the third paragraph on page F-11 has been added and states: “On January 1, 2019, total deferred revenue from the input method of accounting was $204,880.”

The last sentence of the first paragraph of page F-12 has been added and states: “On January 1, 2019, total deferred revenue from third party projects were $255,875.”

The last sentence of the second paragraph of page F-12 has been added and states: On January 1, 2019, total deferred revenue related to these billings were $291,372.”

Exhibits

22. We note you reference various reports prepared by ResInnova Laboratories. If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

The Company has filed a consent from ResInnova Laboratories as Exhibit 23.3 to the Draft Form S-1/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

/s/Jeffrey P. Wofford, Esq.

Carmel, Milazzo & Feil LLP